

Mail Stop 4720

August 2, 2017

Ms. Marcy Mutch
Executive President and Chief Financial Officer
First Interstate Bancsystem, Inc.
401 North 31st Street
Billings, Montana 59116

> **Re:** **First Interstate Bancsystem, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 2, 2017**
> **File No. 001-34653**

Dear Ms. Mutch:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed July 27, 2017

Exhibit 99.1

Non-GAAP Measures, pages 11-15

1. We note your discussion of non-GAAP operating measures which states that you exclude items that management views as unrelated to its normalized operations. Please note that the use of the word "core" implies you are referring to your most central or essential operations and results. Removal of gains or losses on the sales of investments, acquisition expenses, the provision for loan losses and litigation expenses and recoveries from net income available to common shareholders (GAAP) in order to arrive at different core earnings and expense measurements implies that these items are not an inherent part of your core operations even though the nature of the adjustment is such that it is reasonably likely to recur within two years or there was a similar charge or gain within

Ms. Marcy Mutch
First Interstate Bancsystem, Inc.
August 2, 2017
Page 2

the prior two years. These adjustments appear to be inconsistent with the Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise future filings to address these inconsistencies and provide us with the proposed revised disclosures going forward.

2.   Further, as it relates to the acquisition expenses, please provide us additional information to help us understand the nature of each expense. Specifically address whether the expenses represent a direct restructuring expense such as employee severance and contract termination fees or if they are related to duplicative, synergy like adjustments that will eventually run-off over time.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Marc Thomas, Senior Staff Accountant, at (202) 551-3452, or me at (202) 551-3492 with any questions.

Sincerely,

 /s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services